SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                     Video Network Communications, Inc.
                              (Name of Issuer)

                       Common Stock, $0.01 Par Value
                       (Title of Class of Securities)

                                 674421201
                               (CUSIP Number)

                           Alexander Russo, Esq.
              Executive Vice President, Corporate Development
                            and General Counsel
                        Moneyline Telerate Holdings
                      233 Broadway, New York NY 10279
                          Telephone: 212-553-2500

                              With copies to:

                            Joseph A. Coco, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                          Telephone: 212-735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 16, 2002
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674421201                                                     13D
------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Moneyline Networks, LLC ("Moneyline Networks")
------------------------------------------------------------------------------

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------

     3         SEC USE ONLY

------------------------------------------------------------------------------

     4         SOURCES OF FUNDS
                           AF
------------------------------------------------------------------------------

     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000
             REPORTING                 ---------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                       ---------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000
------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             36,250,000
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [  ]
------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                            OO-Limited Liability Company
------------------------------------------------------------------------------

CUSIP No. 674421201                                                     13D
------------------------------------------------------------------------------

     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Moneyline Telerate Holdings
------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------
     4         SOURCES OF FUNDS
                           AF
------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                             [  ]
------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000**
             REPORTING                 ---------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                       ---------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000**
------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            36,250,000**
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]

------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                            CO
------------------------------------------------------------------------------
** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201                                                     13D

------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Bank One Investment Corporation
------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------
     4         SOURCES OF FUNDS
                           AF
------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000**
             REPORTING                 ---------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                       ---------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000**
------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            36,250,000**
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]

------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201                                                     13D

------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Banc One Capital Corporation
------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------
     4         SOURCES OF FUNDS
                           AF
------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000**
             REPORTING                 ---------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                       ---------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000**
------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            36,250,000**
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]

------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201                                                     13D
------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Banc One Financial Corporation
------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------
     4         SOURCES OF FUNDS
                           AF
------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000**
             REPORTING                 ---------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                       ---------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000**
------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            36,250,000**
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]

------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.

CUSIP No. 674421201                                                     13D
------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Bank One Corporation
------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
               [  ]  (a)
               [  ]  (b)
------------------------------------------------------------------------------
     3         SEC USE ONLY

------------------------------------------------------------------------------
     4         SOURCES OF FUNDS
                           WC
------------------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------------
                                       7           SOLE VOTING POWER
             NUMBER OF                                      0
               SHARES                  ---------------------------------------
            BENEFICIALLY               8           SHARED VOTING POWER
           OWNED BY EACH                                    36,250,000**
             REPORTING                  --------------------------------------
            PERSON WITH                9           SOLE DISPOSITIVE POWER
                                                            0
                                        --------------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                            36,250,000**

------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            36,250,000**
------------------------------------------------------------------------------
     12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES [ ]

------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            60.6%
------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                           HC, CO
------------------------------------------------------------------------------

** Represents shares directly beneficially owned by Moneyline Networks.

                                  Schedule 13D

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to 36,250,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Video Network Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 50 International Drive, Portsmouth, New Hampshire 03801.

Item 2.     Identity and background.

This Schedule 13D is being filed jointly by each of the following pursuant to Sections 13(d) and 23 of the Exchange Act: (i) Moneyline Networks, LLC, a Delaware limited liability company ("Moneyline Networks"), by virtue of its direct beneficial ownership of Common Stock and warrants to purchase Common Stock, (ii) Moneyline Telerate Holdings, a Delaware corporation ("Moneyline"), by virtue of its ownership of all of the outstanding membership interests of Moneyline Networks, (iii) Bank One Investment Corporation a Delaware corporation ("BOIC"), by virtue of its majority ownership interest in Moneyline, (iv) Banc One Capital Corporation, a Delaware corporation ("BOCC"), by virtue of its ownership of all of the capital stock of BOIC, (v) Banc One Financial Corporation, a Delaware corporation ("BOFC"), by virtue of its ownership of all of the capital stock of BOCC, and (vi) Bank One Corporation, a Delaware corporation ("Bank One", and together with BOFC, BOCC, BOIC, Moneyline and Moneyline Networks, the "Reporting Persons"), by virtue of its ownership of all of the outstanding capital stock of BOFC.

Information with respect to each of the Reporting Persons is given solely by such reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

Attached as Exhibit B is information concerning each executive officer and director or manager, as appropriate, of each of Moneyline Networks, Moneyline, BOIC, BOCC, BOFC and Bank One, which is ultimately in control of Moneyline Networks and Moneyline. Except as otherwise indicated on Exhibit B-subject to confirmation of Robson's citizenship, to the knowledge of each Reporting Person, each executive officer and director of the Reporting Persons named in Exhibit B is a citizen of the United States and principally employed in the position set forth opposite such person's name. Exhibit B is incorporated into and made part of this Schedule 13D.

Moneyline Networks is a company formed by Moneyline for the purpose of purchasing shares of Common Stock in the transactions described in Items 3 through 6 of this Schedule 13D. Moneyline is a provider of information and transaction services to financial services firms. BOIC makes private equity investments on behalf of Bank One. BOCC and BOFC are each holding companies used by Bank One in making private equity investments. Bank One is a multibank holding company registered under the Bank Holding Company Act of 1956 and is headquartered in Chicago, Illinois. Bank One became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in August 2001. Bank One was incorporated under the laws of the State of Delaware in 1998 to effect the merger of Banc One Corporation and First Chicago NBD Corporation. The merger became effective on October 2, 1998. Bank One provides domestic retail banking, finance and credit card services, worldwide commercial banking services, and trust and investment management services. Bank One operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin and in certain international markets.

The address of the principal business and principal office of each of Moneyline Networks and Moneyline is 233 Broadway, New York, New York 10279. The address of the principal business and principal office of each of BOIC, BOCC, BOFC and Bank One is 1 Bank One Plaza, Chicago, Illinois 60670.

During the last five years, none of the Reporting Persons, nor to the knowledge of each of the Reporting Persons, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

As more fully described herein, on May 16, 2002 (the "Closing Date"), pursuant to a Stock Purchase Agreement, dated as of May 16, 2002 (the "Stock Purchase Agreement"), by and among Moneyline Networks, B2BVideo Network Corp., a Delaware corporation, and the Company, Moneyline Networks purchased 25,000,000 newly issued shares of the Company for an aggregate purchase price of $15,000,000. In addition, the Company issued to Moneyline Networks warrants to purchase up to 11,250,000 shares of Common Stock at a price of $0.60 per share, subject to adjustment as set forth in the Warrant Agreement, dated May 16, 2002 (the "Warrant Agreement"), by and among Moneyline Networks and the Company. The Stock Purchase Agreement is filed as Exhibit C hereto and is incorporated by reference. The Warrant Agreement is filed as Exhibit D hereto and is incorporated by reference.

Moneyline Networks obtained the purchase price from a capital contribution from Moneyline. Moneyline obtained the purchase price from its available working capital.

Item 4.     Purpose of Transaction.

The purpose of the acquisition of the shares of Common Stock by Moneyline Networks pursuant to the Stock Purchase Agreement is to acquire a controlling equity interest in the Company. Upon completion of the transactions, Moneyline Networks has a direct beneficial ownership of 60.6% of the Company.

Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the number of directors constituting the entire board of directors of the Company (the "Board") was fixed at seven and simultaneously therewith, four of the members of the Board resigned from the Board and any committees thereof in order to permit the appointment of David Walsh, Jonathan Robson and Alexander Russo to fill such vacancies, each of whom was appointed as an initial Moneyline Nominee (as defined below). The Board also appointed Charles Auster as an initial Moneyline Nominee to the Board, which appointment becomes effective upon the expiration of the ten day period following the filing and transmission to record holders of the information statement required by Section 14(f) and Rule 14f-1 of the Exchange Act with the Securities and Exchange Commission. Such information statement was filed and transmitted on May 22, 2002.

Stockholders Agreement

Pursuant to the Stock Purchase Agreement, the Company, Moneyline Networks and certain management stockholders of the Company (collectively, the "Management Stockholders") entered into a Stockholders Agreement, dated May 16, 2002 (the "Stockholders Agreement"). With respect to the Management Shareholders, the Stockholders Agreement covers only those shares of Common Stock acquired by each Management Stockholder pursuant to a stock option purchase agreement on or after the Closing Date. The Stockholders Agreement is attached as Exhibit E hereto and is incorporated by reference.

Pursuant to the Stockholders Agreement, the Management Stockholders and Moneyline Networks have agreed that, for so long as Moneyline Networks and each person to whom Moneyline Networks transfers its shares of Common Stock (collectively, the "Moneyline Stockholders") own their shares of Common Stock, each of the Management Stockholders and the Moneyline Stockholders shall vote or cause to be voted all shares of Common Stock and any other voting securities of the Company over which each has voting control, or execute a written consent in lieu of such a meeting of stockholders, and shall take all actions necessary, to ensure the election to the Board of at least seven individuals. For so long as the Moneyline Stockholders own 25% or more of the shares of Common Stock of the Company, if the Moneyline Stockholders request that the number of individuals constituting the Board be changed, the size of the Board shall be changed to such number and each Stockholder hereby agrees to vote all shares of Common Stock owned by such Stockholder and other securities over which such Stockholder has voting control to effect such change in the size of the Board or to consent in writing to effect such change in the size of the Board.

For so long as the Moneyline Stockholders own 50% or more of the shares of Common Stock owned by Moneyline Networks or any other voting securities of the Company on the Closing Date, each of the Moneyline Stockholders and the Management Stockholders will vote or cause to be voted all shares of Common Stock and any other voting securities of the Company over which each has control, at any regular or special meeting of stockholders called for the purpose of filling positions on the Board, and shall take all actions necessary, to ensure the election to the Board of four individuals designated by Moneyline Networks (each, a "Moneyline Nominee"), the Chief Executive Officer of the Company and two Independent Directors (as defined below). For purposes of the Stockholders Agreement, "Independent Director" is defined as a director of the Company who is not a Moneyline Nominee and who (i) is not an officer, employee or director of any of Moneyline Networks or its affiliates, and (ii) has no contractual affiliation or compensation, consulting or contractual relationship with Moneyline Networks or its affiliates such that a reasonable person would regard such director as likely to be unduly influenced by any of such persons.

For so long as the Moneyline Stockholders own less than 50% but at least 25% of the shares of Common Stock or any other voting securities of the Company owned by Moneyline Networks on the Closing Date, each of the Moneyline Stockholders and the Management Stockholders will vote or cause to be voted all shares of Common Stock and any other voting securities of the Company over which each has control, at any regular or special meeting of stockholders called for the purpose of filling positions on the Board, and shall take all actions necessary, to ensure the election to the Board of three Moneyline Nominees, the Chief Executive Officer of the Company and three Independent Directors.

For so long as the Moneyline Stockholders own less than 25% of the shares of Common Stock or any other voting securities of the Company owned by Moneyline Networks on the Closing Date, each of the Moneyline Stockholders and the Management Stockholders will vote or cause to be voted all shares of Common Stock and any other voting securities of the Company over which each has control, at any regular or special meeting of stockholders called for the purpose of filling positions on the Board, and shall take all actions necessary, to ensure the election to the Board of two Moneyline Nominees, the Chief Executive Officer of the Company and Independent Directors as the remainder of the directors.

So long as a Moneyline Nominee is a member of the Board, each committee of the Board, including the executive, audit, nominating and compensation committees, shall include at least one Moneyline Nominee.

If a Moneyline Stockholder that designated a Moneyline Nominee pursuant to the Stockholders Agreement requests that such Moneyline Nominee elected as a director be removed (with or without cause), such director shall be removed and each of the Moneyline Stockholders and the Management Stockholders shall vote all shares of Common Stock owned by each and other securities over which such stockholder has voting control to effect such removal or to consent in writing to effect such removal. A director that is a Moneyline Nominee may not be otherwise removed prior to the next election of directors.

If at any time a member of the Board resigns or is removed, a new member of the Board shall be designated to replace such member until the next election of directors. If consistent with the Stockholders Agreement, the nominee is to be a Moneyline Nominee, the Moneyline Stockholders shall designate the replacement Moneyline Nominee. If the former member of the Board was the Chief Executive Officer of the Company, the replacement Chief Executive Officer shall be designated to the Board. Except as set forth below, if consistent with the Stockholders Agreement, the replacement director is to be an Independent Director, the remaining members of the Board shall designate the replacement Independent Director.

Except as set forth below, if at any time the number of Moneyline Nominees entitled to be nominated to the Board in accordance with the Stockholders Agreement in an election of directors presented to stockholders would decrease, within 10 days thereafter the Moneyline Stockholders shall cause a sufficient number of Moneyline Nominees to resign from the Board so that the number of Moneyline Nominees on the Board after such resignation(s) equals the number of Moneyline Nominees that the Moneyline Stockholders would have been entitled to designate had an election of directors taken place at such time. The Moneyline Stockholders shall also cause a sufficient number of Moneyline Nominees to resign from any relevant committees of the Board so that such committees are comprised in the manner contemplated by the Stockholders Agreement after giving effect to such resignations. Any vacancies created by the resignations shall be filled by Independent Directors.

If at any time the percentage of Common Stock or other voting securities of the Company held by the Moneyline Stockholders decreases as a result of an issuance of Common Stock or other voting securities of the Company, the Moneyline Stockholders may notify the Company that the Moneyline Stockholders intend to acquire a sufficient amount of additional shares of Common Stock or other voting securities of the Company necessary to maintain the Moneyline Stockholders then current level of Board representation within twenty (20) business days. In such event, until the end of such period (and thereafter if the Moneyline Stockholders in fact restore their percentage of Common Stock or other voting securities of the Company during such period to maintain the requisite level of ownership of Common Stock or other voting securities in accordance with the Stockholders Agreement) the Board shall continue to have the number of Moneyline Nominees as prior to such issuance of Common Stock or other voting securities of the Company.

If, at any time after the Closing Date for so long as the Moneyline Stockholders shall be entitled to designate at least one Moneyline Nominee for election to the Board, the Company proposes to issue and sell shares of Common Stock or any other voting securities of the Company to any person, the Moneyline Stockholders shall have the right to purchase from the Company a number of shares of Common Stock or any other voting securities of the Company sufficient to maintain following such transaction the same pro rata interest in the shares of Common Stock or any other voting securities of the Company as immediately prior to such transaction. Such purchase by the Moneyline Stockholders shall be on the same terms and conditions as such purchase by such person.

So long as the Moneyline Stockholders own 25% or more of the shares of Common Stock of the Company, the consent of Moneyline is required prior to any Significant Transaction (as defined below). For purposes of the Stockholders Agreement and the Stock Purchase Agreement, "Significant Transaction" means:

                  (i) the authorization, issuance or sale of any capital stock or debt securities or securities exercisable, convertible or exchangeable for or into capital stock or debt securities or any option, warrant or other right to acquire the same, of, or any other interest in, the Company or any subsidiary of the Company, other than securities issued pursuant to existing option plans, securities issued upon exercise of convertible securities existing as of the date hereof, or any amendment or modification of any security of the Company or any subsidiary of the Company, whether or not outstanding as of the date hereof;

                  (ii) the redemption, purchase or other acquisition of any securities of the Company or any subsidiary of the Company;

                  (iii) any amendment to, or modification, repeal or waiver of any provision of, the Certificate of Incorporation or By-laws of the Company or any subsidiary of the Company;

                  (iv) the declaration or payment of any dividend or other distribution by the Company with respect to the capital stock of the Company;

                  (v) the entering into, or the adoption of any amendment to or modification, repeal or waiver of, any provision of any compensation plan, arrangement, contract or agreement relating to the compensation of, or other benefits arrangements for, any employee of the Company or any subsidiary of the Company, in each case, other than ordinary course salary arrangements for non-executive officers;

                  (vi) the dissolution, liquidation or winding-up of the Company or any subsidiary of the Company;

                  (vii) the commencement, initiation, continuation or settlement of any suit, action or proceeding before any court, governmental or regulatory agency or arbitral body, relating to the Company or any subsidiary of the Company and involving amounts in excess of $250,000;

                  (viii) the appointment or removal of the independent auditors of the Company or any subsidiary of the Company or modification of significant accounting methods or policies of the Company or any subsidiary of the Company;

                  (ix) the adoption of any significant change to the business plan and budget of the Company;

                  (x) the filing of a voluntary petition in bankruptcy or commencement of a voluntary legal procedure for reorganization, arrangement, adjustment, relief or composition of indebtedness or other similar law now or hereafter in effect, the consent to the entry of an order for relief in an involuntary case under such law or the application for or consent to the appointment of a receiver, liquidator, assignee, custodian or trustee (or similar official) of the Company or any subsidiary of the Company;

                  (xi) any merger, consolidation, recapitalization or other business combination to which the Company or any subsidiary of the Company is a party or any sale of all or substantially all of the assets of the Company or any subsidiary of the Company;

                  (xii) the appointment or removal of any executive officer of the Company or any subsidiary of the Company;

                  (xiii) the establishment of any committee of the Board;

                  (xiv) the acquisition by the Company or any subsidiary of the Company of any equity securities of any person or securities convertible into or exercisable or exchangeable for an equity interest in any person, including, without limitation, any other instrument of Indebtedness issued by any person, where the aggregate purchase price of such securities, whether in one or a series of related transactions, is greater than $250,000;

                  (xv) the acquisition of any assets by the Company or any subsidiary of the Company in a single transaction or series of related transactions having a value in excess of $250,000 in the aggregate; and

                  (xvi) taking any action, directly or indirectly, in contemplation of any of the foregoing.

Until the effectiveness of the appointment of Charles Auster to the Board, the consent of Moneyline Networks is required prior to any Significant Transaction and no committee of the Board can take any action without the consent of the majority of the Board.

The forgoing summaries of certain provisions of the Stock Purchase Agreement and the Stockholders Agreement are qualified in their entirety by the complete text of the Stock Purchase Agreement, which is attached as Exhibit C hereto and the Stockholders Agreement, which is attached as Exhibit E hereto, each of which are incorporated herein by reference.

Upon the closing of the transactions contemplated by the Stock Purchase Agreement, the Company amended and restated its By-Laws to reflect the provisions of the Stockholders Agreement.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or which would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.

Depending on market conditions and other factors (including evaluation of the Company's business and prospects, availability of funds, alternative uses of funds and general economic conditions), Moneyline Networks or any of its affiliates may from time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company, including, but not limited to, to certain of their respective officers, employees or affiliates. Moneyline Networks may transfer some of its shares of Common Stock to certain of its or its affiliates officers and employees.

Item 5.     Interest in Securities of the Issuer.

(a) Pursuant to the Stock Purchase Agreement, Moneyline Networks beneficially owns an aggregate of 36,250,000 shares of Common Stock, or approximately 60.6% of the Company's outstanding Common Stock (based on 48,610,800 shares of Common Stock outstanding as of May 16, 2002; an additional 11,250,000 shares of Common Stock are issuable upon the exercise of the warrants).

Each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D other than those securities in which such Reporting Person has a pecuniary interest as set forth in this Item 5.

(b) Moneyline Networks, Moneyline, BOIC, BOCC, BOFC and Bank One may be deemed to share the voting and dispositive power of the 36,250,000 shares of Common Stock directly beneficially owned by Moneyline Networks by virtue of, and this form is being filed by BOIC, BOCC, BOFC and Bank One solely because of, Moneylines' 100% ownership interest in Moneyline Networks, BOIC's majority ownership interest in Moneyline, BOCC's 100% ownership interest in BOIC, BOFC's 100% ownership interest in BOCC and Bank One's 100% ownership interest in BOFC.

(c) Except as described elsewhere in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit B to this Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Bank One for managed accounts with funds provided by third party customers).

(d) Except for third party customers of certain subsidiaries of Bank One who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any shares of Common Stock held in managed accounts with funds provided by such customers, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the dale of, any shares of Common Stock that will be beneficially owned by and Reporting Person after the Closing Date.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Exhibit A   Joint Filing Agreement, dated as of May 28, 2002.

Exhibit B   Executive Officers and Directors.

Exhibit C   Stock Purchase Agreement, dated as of May 16, 2002, by and among
            Moneyline Networks, B2BVideo Network Corp. and the Company.

Exhibit D   Warrant Agreement, dated as of May 16, 2002, by and among Moneyline
            Networks and the Company.

Exhibit E   Stockholders Agreement, dated as of May 16, 2002, by and among
            Moneyline Networks and the Company.

                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2002


                                            BANK ONE CORPORATION


                                            By:  /s/ Michael J. Cavanagh
                                                 ----------------------------
                                                 Name:  Michael J. Cavanagh
                                                 Title: Treasurer


                                            BANC ONE FINANCIAL CORPORATION


                                            By:  /s/ Michael J. Cavanagh
                                                 -----------------------------
                                                 Name:  Michael J. Cavanagh
                                                 Title: Treasurer


                                            BANC ONE CAPITAL CORPORATION


                                            By:  /s/ Jeffrey V. Holway
                                                 ------------------------
                                                 Name:  Jeffrey V. Holway
                                                 Title: Managing Director


                                            BANK ONE INVESTMENT CORPORATION


                                            By: /s/ Daniel J. Selmonosky
                                                ----------------------------
                                                Name:  Daniel J. Selmonosky
                                                Title: Managing Director


                                            MONEYLINE TELERATE HOLDINGS


                                            By:  /s/ Alexander Russo
                                                 ---------------------------
                                                 Name:  Alexander Russo
                                                 Title: Executive Vice
                                                        President, Business
                                                        Development and General
                                                        Counsel


                                            MONEYLINE NETWORKS, LLC


                                            By:  /s/ Alexander Russo
                                                 ---------------------------
                                                 Name:  Alexander Russo
                                                 Title: Executive Vice
                                                        President, Business
                                                        Development and General
                                                        Counsel